UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Amendment No.1)

Under the Securities Exchange Act of 1934

ADA-ES, Inc.
(Name of Issuer)
Common Stock, no par value
(Title of Class of Securities)
005208103
(CUSIP Number)
August 26, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 005208103	SCHEDULE 13G/A	Page 2 of 8 Pages

1)	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Black River Asset Management LLC I.R.S. Identification No.: 41-2066451

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3)	SEC USE ONLY:

4)	CITIZENSHIP OR PLACE OF ORGANIZATION:

State of Delaware

5)	SOLE VOTING POWER

NUMBER OF	519,481
SHARES	6)	SHARED VOTING POWER
BENEFICIALLY
OWNED BY	0
EACH	7)	SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH	519,481
8)	SHARED DISPOSITIVE POWER

0
9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

519,481
10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

☐
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.7%
12)	TYPE OF REPORTING PERSON*

IA

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 005208103	SCHEDULE 13G/A	Page 3 of 8 Pages

1)	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Black River Commodity Select Fund Ltd. I.R.S. Identification No.: 33-1136854

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3)	SEC USE ONLY:

4)	CITIZENSHIP OR PLACE OF ORGANIZATION:

Cayman Islands

5)	SOLE VOTING POWER

NUMBER OF	194,481
SHARES	6)	SHARED VOTING POWER
BENEFICIALLY
OWNED BY	0
EACH	7)	SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH	194,481
8)	SHARED DISPOSITIVE POWER

0
9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

194,481
10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

☐
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

2.9%
12)	TYPE OF REPORTING PERSON*

OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 005208103	SCHEDULE 13G/A	Page 4 of 8 Pages

1)	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Black River Small Capitalization Fund Ltd. I.R.S. Identification No.: 98-0471638

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3)	SEC USE ONLY:

4)	CITIZENSHIP OR PLACE OF ORGANIZATION:

Cayman Islands

5)	SOLE VOTING POWER

NUMBER OF	325,000
SHARES	6)	SHARED VOTING POWER
BENEFICIALLY
OWNED BY	0
EACH	7)	SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH	325,000
8)	SHARED DISPOSITIVE POWER

0
9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

325,000
10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

☐
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.8%
12)	TYPE OF REPORTING PERSON*

OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 005208103	SCHEDULE 13G/A	Page 5 of 8 Pages

Item 1(a).	Name of Issuer:

ADA-ES, Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices:

8100 SouthPark Way, B,
Littleton, CO 80120

Item 2(a).	Name of Person Filing.

This statement is being filed by (i) Black River Asset Management LLC with respect to the shares of common stock beneficially owned by Black River Commodity Select Fund Ltd. and Black River Small Capitalization Fund Ltd. and (ii) Black River Commodity Select Fund Ltd. with respect to the shares owned by it; and Black River Small Capitalization Fund Ltd. with respect to the shares owned by it.

Item 2(b).	Address of Principal Business Office or, if None, Residence.

Business Office of Black River Asset Management LLC 12700 Whitewater Drive Minnetonka, MN 55343

The address of the principal office of Black River Commodity Select Fund Ltd. and Black River Small Capitalization Fund Ltd. P.O.Box 309 Ugland House Grand Cayman KY1-1104 Cayman Islands

Item 2(c).	Citizenship:

Black River Asset Management LLC is a Delaware limited liability company. Black River Commodity Select Fund Ltd. and Black River Small Capitalization Fund Ltd. are Cayman Islands exempted companies.

Item 2(d).	Title of Class of Securities:

Common Stock, no par value

Item 2(e).	CUSIP Number:

005208103

Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

CUSIP No. 005208103	SCHEDULE 13G/A	Page 6 of 8 Pages

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☒ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(J)

Item 4	Ownership.*

     The following is information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1 as of August 26, 2008:

1. Black River Asset Management LLC
(a)	Amount beneficially owned: 519,481 shares of Common Stock
(b)	Percent of Class: 7.7%
(c)	Number of shares as to which such person has:
(i) sole power to vote or direct the vote: 519,481
(ii) shared power to vote or direct the vote: 0
(iii) sole power to dispose or direct the disposition of: 519,481
(iv) shared power to dispose or direct the disposition of: 0

2. Black River Commodity Select Fund Ltd.
(a)	Amount beneficially owned: 194,481shares of Common Stock
(b)	Percent of Class: 2.9%
(c)	Number of shares as to which such person has:
(i) sole power to vote or direct the vote: 194,481
(ii) shared power to vote or direct the vote: 0
(iii) sole power to dispose or direct the disposition of: 194,481
(iv) shared power to dispose or direct the disposition of: 0

3.  Black River Small Capitalization Fund Ltd.
(a)	Amount beneficially owned: 325,000 shares of Common Stock
(b)	Percent of Class: 4.8%
(c)	Number of shares as to which such person has:
(i) sole power to vote or direct the vote: 325,000
(ii) shared power to vote or direct the vote: 0
(iii) sole power to dispose or direct the disposition of: 325,000
(iv) shared power to dispose or direct the disposition of: 0

CUSIP No. 005208103	SCHEDULE 13G/A	Page 7 of 8 Pages

Black River Asset Management LLC does not own any share of common stock or securities convertible into shares of common stock of the Issuer. Pursuant to an investment advisory agreement, Black River Asset Management LLC has investment and voting power with respect to the securities held by Black River Commodity Select Fund Ltd. and Black River Small Capitalization Fund Ltd.

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable

Instruction. Dissolution of a group requires a response to this item.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification.

Certification pursuant to §240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 005208103	SCHEDULE 13G/A	Page 8 of 8 Pages

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 3, 2008

BLACK RIVER ASSET MANAGEMENT LLC

By: /s/ Robert S. Goedken
Name: Robert S. Goedken
Title: Chief Legal Officer

BLACK RIVER COMMODITY SELECT FUND LTD.

By: Black River Asset Management LLC, its investment advisor

By: /s/ Robert S. Goedken
Name: Robert S. Goedken
Title: Chief Legal Officer

BLACK RIVER SMALL CAPITALIZATION FUND LTD.

By: Black River Asset Management LLC, its investment advisor

By: /s/ Robert S. Goedken
Name: Robert S. Goedken
Title: Chief Legal Officer

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See§ 240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)